UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

November 14, 2011	Commission File Number: 0001284823

XYRATEX LTD

(Translation of registrant’s name into English)

Langstone Road,

Havant
PO9 1SA
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

For Immediate Release

Xyratex Ltd Declares Quarterly Cash Dividend

Havant, UK — November 14, 2011 — Xyratex Ltd (Nasdaq: XRTX), a leading provider of enterprise class data storage subsystems and hard disk drive capital equipment, today announced that its Board of Directors (the “Board”) has approved a quarterly cash dividend of $0.055 per share. The dividend will be payable on December 9, 2011 to shareholders of record as of the close of business on November 25, 2011. This dividend represents a quarterly payout of approximately $1.5 million in aggregate, or $6 million on an annualized basis. The payment of any future quarterly dividends will be at the discretion of the Board and will be dependent upon Xyratex’s financial position, results of operations, available cash, cash flow, capital requirements and other factors deemed relevant by the Board.

Xyratex expects to maintain a prudent cash balance that will enable the company to respond quickly to changes in market dynamics, take advantage of unexpected opportunities and provide flexibility for future investments to grow the business.

Safe Harbor Statement

This press release contains forward—looking statements. These statements relate to future events or our future financial performance, including our ability to generate free cash flow on a sustained basis. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of enterprise class data storage subsystems and hard disk drive capital equipment. The Networked Storage Solutions division designs and manufactures a range of advanced, scalable data storage solutions for the Original Equipment Manufacturer (OEM) community. As the largest capital equipment supplier to the industry, the Storage Infrastructure division enables disk drive manufacturers and their component suppliers to meet today’s technology and productivity requirements. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and manufacturing process technology.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia. For more information, visit www.xyratex.com.

Contacts:

Xyratex Investor Relations

Brad Driver

Tel: +1 (510) 687-5260

Email: bdriver@us.xyratex.com

Website: www.xyratex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: November 14, 2011	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer